Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a press release entitled “PLDT brings fiber to Siargao, boosts Mindanao connectivity”.

May 26, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Ms. Alexandra D. Tom Wong

            OIC-Disclosure Department

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Form 4-31 in relation to a press release entitled “PLDT brings fiber to Siargao, boosts Mindanao connectivity”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,495 As of April 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 26, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT

PLDT Inc.

TEL

PSE Disclosure Form 4-31 – Press Release References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Press releasePLDT brings fiber to Siargao, boosts Mindanao connectivity”.
Background/Description of the Disclosure

PLDT Inc. recently started its submarine laying activities in the islands of Socorro and Siargao, located in the Mindanao Region. Complimentary inland fiber cable installations are currently being deployed in the towns of Santa Monica and Del Carmen in Siargao Island, Surigao del Norte. Fiber cable deployments in other Siargao towns and the Dinagat Islands will soon follow.

Fiber presence in Siargao Island will eventually enable PLDT to offer fiber-to-the-home services in the island, supporting the needs of homes, resorts, and other businesses in Siargao. This will also enhance the mobile network services of Smart Communications, Inc. in the island, particularly its LTE and 5G services.

Other Relevant Information
Please refer to attached disclosure.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,495 As of April 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 26, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other events)

Attached hereto is Press Release entitled “PLDT brings fiber to Siargao, boosts Mindanao connectivity”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

May 26, 2022

PLDT pressrelease

PLDT brings fiber to Siargao, boosts Mindanao connectivity

MANILA, 26th May 2022 - Residents and visitors of the popular tourist destination, Siargao Island, can look forward to better connectivity as leading integrated telco PLDT continues to strengthen and expand its domestic fiber optic network (DFON) around the country.

PLDT has recently started its submarine cable laying activities in the islands of Socorro and Siargao, located in the Mindanao region.  Complementary inland fiber cable installations are also happening in the towns of Santa Monica and Del Carmen in Siargao Island, Surigao del Norte. Fiber cable deployments in other Siargao towns and the Dinagat Islands will soon follow.

To mark this milestone, a cable landing ceremony was held at the municipality of Santa Monica. In attendance were officials from the local government of Surigao del Norte led by Santa Monica Mayor Fernando Dolar; PLDT and Smart executives led by Deputy Network Head Eric Santiago, Group Head/FVP for Network Planning & Engineering Patrick Belicena, and Head/VP for Transport Planning & Engineering Meinardo Opiana, and representatives from FiberHome led by FiberHome COO Felix Deng.

 Fiber presence in Siargao Island will eventually enable PLDT to offer fiber-to-the-home services in the island, supporting the internet needs of homes, resorts, and businesses. This will also enhance PLDT's wireless arm Smart Communications, Inc. (Smart)'s mobile network services in the island, particularly for LTE and 5G.

Fiber connectivity is also seen to boost the island's bid to support other industries, such as IT and business process outsourcing (BPOs), as the island continues to recover from the effects of Super Typhoon Odette late last year.

“On behalf of the people of Siargao, we would like to extend our heartfelt thanks to PLDT, Smart and Fiberhome for making this happen. This will boost economic activity and provide more livelihood opportunities for our people. We assure you that you will have our full support,” said Mayor Dolar during the ceremony.

 "The deployment of fiber in the island of Siargao is part of our long-standing commitment to connect our country's islands and provide quality connectivity to more Filipinos, as data and connectivity become increasingly integral to our post-pandemic next normal," said Mario G. Tamayo, Head of Technology at PLDT.

 "In addition to ensuring that our countrymen have access to fast and reliable home and mobile services powered by fiber connectivity to enable hybrid workplaces, remote learning and e-commerce even in islands like Siargao, this project will also enhance the resiliency of our network by providing alternate routes for data traffic, making sure our customers are always connected," Tamayo added.

 This project is part of the PLDT Group’s sustained investments in their network. Network-related initiatives made up the bulk of the ₱89 billion spend for 2021. This brings total capex spent over the last 10 years to ₱518.5 billion.  Capex guidance for 2022 is ~~P~~85 billion.

 As of end-March 2022, PLDT's fiber infrastructure was at 803,000 kilometers. This also supports Smart's mobile network, which had 76,600 total base stations nationwide, supporting its 3G, 4G/LTE and 5G customers from Batanes to Tawi-Tawi. This includes around 7,300 5G base stations. [END]

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
alchua@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  May 26, 2022